Filed by Roslyn Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                           Subject Company: Roslyn Bancorp, Inc.
                                                      Commission File No. 0-2886

            The following is a Conference Call Presentation, hosted on June 27, 2003, in connection with New York Community Bancorp, Inc.'s proposed merger with Roslyn Bancorp, Inc., a Delaware corporation:

(NEW YORK COMMUNITY BANCORP INC. LOGO)                (ROSLYN BANCORP INC. LOGO)


                           NEW YORK COMMUNITY BANCORP

                          ANNOUNCES A STRATEGIC MERGER

                                      WITH
                                 ROSLYN BANCORP


                          Conference Call Information

New York Community Bancorp will host a conference call at 9:00 a.m. ET on Friday, June 27, 2003. The number to call in the United States is (800) 289-0529 and internationally (913) 981-5523 (access code 387994). If this time is inconvenient, a taped rebroadcast will be continuously played at (888) 203-1112 in the United States and (719) 457-0820 internationally starting at 12:00 p.m. ET on Friday, June 27 through 5:00 p.m. on Monday, June 30, 2003. A web cast of the conference call will be available live, and archived, at NYB's web site, www.myNYCB.com, and Roslyn Bancorp's web site, www.roslyn.com. A copy of this presentation can also be found on the web sites of both companies.

(NEW YORK COMMUNITY BANCORP INC. LOGO)                (ROSLYN BANCORP INC. LOGO)


FORWARD-LOOKING STATEMENTS

New York Community Bancorp, Inc. and Roslyn Bancorp Inc. will be filing a joint proxy statement / prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp, Inc. will be available without charge from the Investor Relations Department, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp, Inc. will be available free of charge from the Investor Relations Department, Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, New York 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Roslyn Bancorp Inc., may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available at the addresses provided in the preceding paragraph.

      Safe Harbor Provisions of the Private Litigation Reform Act of 1995

This presentation, other written materials, and statements management may make, may contain certain forward-looking statements regarding the Company's prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words "plan," "believe," "expect," "intend," "anticipate," "estimate," "project," or other similar expressions. The Company's ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this presentation: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies' operations, pricing, and services.

The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

(NEW YORK COMMUNITY BANCORP INC. LOGO)                (ROSLYN BANCORP INC. LOGO)


TRANSACTION RATIONALE - COMPELLING FIT

- Creates the NY Metro region's largest community bank based on market capitalization

-     Is immediately accretive to both GAAP and cash earnings

-     Combines a premier asset generator with a premier deposit accumulator

- Strengthens the company's capacity for capital generation and capital management initiatives

-     Increases deposit share in Brooklyn, Queens, Nassau, and Suffolk markets

- $3.5 billion downsizing of the securities portfolio reduces leverage at an opportune time

- Joins two companies with significant integration expertise, common operating philosophies, and identical systems platforms

-     Creates a significant opportunity for shareholder value creation

(NEW YORK COMMUNITY BANCORP INC. LOGO)                (ROSLYN BANCORP INC. LOGO)


TRANSACTION SUMMARY



Fixed Exchange Ratio:               0.7500 NYB share per RSLN share

Pro Forma Ownership:                NYB: 71% /  RSLN: 29%

Form of Consideration:              100% NYB common stock

Value per RSLN Share:               $20.33 (a)

Transaction Value:                  $1,579 million

Transaction Structure:              Tax-free exchange

Protection:                         Reciprocal 19.9% stock options

RSLN Board Representation:          5 of 16 seats on NYB Board

President and CEO:                  Joseph R. Ficalora

Co-Chairmen:                        Joseph L. Mancino and Michael F. Manzulli



(a) Based on NYB share closing price of $27.10 on June 26, 2003.

(NEW YORK COMMUNITY BANCORP INC. LOGO)                (ROSLYN BANCORP INC. LOGO)


TRANSACTION SUMMARY



Expected Closing:                   Fourth Quarter 2003

Integration Completion:             First Quarter 2004

Transaction Costs:                  Net after-tax charge to capital of less than
                                    $45 million

Operating Expense Savings:          $31 million pre-tax (13% of combined
                                    company); 100% realized in 2004

Restructuring:                      Approximately $3.5 billion reduction in the
                                    securities portfolio; additional
                                    restructuring of mortgage loan portfolio

Revenue Enhancements:               None assumed

Due Diligence:                      Completed

Required Approvals:                 NYB and RSLN shareholders and customary
                                    regulatory approvals

Share Buyback:                      NYB Board has increased share buyback
                                    authorization to 5 million shares

(NEW YORK COMMUNITY BANCORP INC. LOGO)                (ROSLYN BANCORP INC. LOGO)


                                  (FLOW CHART)


               NYB'S STRUCTURE SUPPORTS BACK OFFICE CONSOLIDATION
                   AND RETENTION OF STRONG COMMUNITY BRANDS.

(NEW YORK COMMUNITY BANCORP INC. LOGO)                (ROSLYN BANCORP INC. LOGO)


CREATES THE LARGEST COMMUNITY BANK IN NY METRO REGION




                  MARKET                          TOTAL                         EFFICIENCY
RANK          CAPITALIZATION                      ASSETS                          RATIO
----    ---------------------------     ---------------------------     ---------------------------

  1     PRO FORMA NYB - RSLN            PRO FORMA NYB - RSLN            PRO FORMA NYB - RSLN

  2     North Fork                      Astoria Financial               New York Community Bancorp

  3     GreenPoint                      GreenPoint                      Roslyn Bancorp

  4     New York Community Bancorp      North Fork                      North Fork

  5     Astoria Financial               New York Community Bancorp      GreenPoint

  6     Independence Community Bank     Roslyn Bancorp                  Astoria Financial

  7     Roslyn Bancorp                  Independence Community Bank     Independence Community Bank

  8     Staten Island Bancorp           Staten Island Bancorp           Staten Island Bancorp



      THE COMBINED COMPANY WILL HAVE CONSOLIDATED ASSETS OF $20+ BILLION,
              LOANS OF $9 BILLION, AND A 28% (A) EFFICIENCY RATIO.

Source: Company financials and SNL DataSource
N.B. Financial information as of March 31, 2003, excluding downsizing and merger adjustments. Market capitalization as of June 26, 2003.
(a) Represents estimated pro forma efficiency ratio including fully phased in projected cost savings.

(NEW YORK COMMUNITY BANCORP INC. LOGO)                (ROSLYN BANCORP INC. LOGO)


INCREASES DEPOSIT SHARE IN NY METRO REGION

($ in millions)



--------------------------------------------------------------------------------
                                                             DEPOSIT
RANK    INSTITUTION                            DEPOSITS       SHARE     BRANCHES
--------------------------------------------------------------------------------

  1     J.P. Morgan Chase                      $20,281         15.6%       151
  2     Citigroup                               16,959         13.0        135
  3     Astoria Financial                       10,878          8.3         83
--------------------------------------------------------------------------------
  4     PRO FORMA NYB / RSLN                     9,848          7.6        115
--------------------------------------------------------------------------------
  5     GreenPoint                               9,372          7.2         61
  6     North Fork                               8,932          6.9        128
  7     HSBC                                     8,857          6.8         95
  8     Washington Mutual                        8,379          6.4         80
  9     FleetBoston                              6,283          4.8        107
--------------------------------------------------------------------------------
 10     RSLN                                     5,198          4.0         31
--------------------------------------------------------------------------------
 11     NYB                                      4,651          3.6         84
--------------------------------------------------------------------------------
 12     Bank of New York                         3,753          2.9        108
 13     Independence Community Bancorp           3,656          2.8         35
 14     Staten Island Bancorp                    2,556          2.0         19
 15     Apple Bank for Savings                   2,446          1.9         27
--------------------------------------------------------------------------------


Source: SNL DataSource. Deposit data as of June 30, 2002.
N.B. NY Metro region includes Kings, Queens, Richmond, Nassau, and Suffolk counties. Branches and deposits listed for these markets only.

(NEW YORK COMMUNITY BANCORP INC. LOGO)                (ROSLYN BANCORP INC. LOGO)


A STRONG PRESENCE IN THE NY METRO REGION

(MAP)             -     The combined company will be a full-service financial
                        institution with strong asset generation, deposit accumulation, and revenue-producing capabilities

                  - 92 traditional and 52 supermarket branches throughout metro New York and New Jersey

                  -     Over 1 million deposit accounts serving our communities

                  -     A broader, more diversified franchise

(NEW YORK COMMUNITY BANCORP INC. LOGO)                (ROSLYN BANCORP INC. LOGO)


                                      NYB
                             STRONG LOAN ORIGINATOR

                                  (BAR GRAPH)


                                      RSLN
                           STRONG DEPOSIT ACCUMULATOR

                                  (BAR GRAPH)


Source: Management data for NYB and company financials for RSLN.

(NEW YORK COMMUNITY BANCORP INC. LOGO)                (ROSLYN BANCORP INC. LOGO)


STRENGTHENS DEPOSIT BASE

-     Increases deposits by $6.1 billion or 118%

-     Increases core deposits by $2.8 billion or 82%

-     Core deposits represent 54% of total deposits

- $3.4 billion of CD's with an average cost of 2.7% repricing in next 12 months

-     Average deposits per traditional branch increases 46% to $122 million (a)

- Loan / deposit ratio decreases from 111% to 80%, creating capacity for loan growth


N.B. Financial information as of March 31, 2003, excluding downsizing and merger adjustments.
(a) Based on traditional branches for NYB and RSLN excluding recent RSLN de novo branches.

(NEW YORK COMMUNITY BANCORP INC. LOGO)                (ROSLYN BANCORP INC. LOGO)


COMPATIBLE LOAN MIX

- Couples leading provider of construction lending with premier multi-family lender

- Enhances the company's multi-family market niche by joining two in-market lenders

-     Comparable record of zero net charge-offs to average loans (a)

      -     No charge-offs on NYB multi-family loans since 1987

      -     No charge-offs on RSLN construction loans originated since 1993

- Common approach to one-to-four family and consumer lending through strategic alliances


(a) For the twelve months ended March 31, 2003.

(NEW YORK COMMUNITY BANCORP INC. LOGO)                (ROSLYN BANCORP INC. LOGO)


SECURITIES PORTFOLIO DOWNSIZING



-------------------------------------------           ---------------------------------------
                  PLAN                                                RATIONALE
-------------------------------------------           ---------------------------------------

- Approximately $3.5 billion                          - Enhances earnings quality
  downsizing of securities portfolio
                                                      - Reduces interest rate and extension
- Assumed 2.0% pre-tax spread lost risk
  on the downsized assets / liabilities        -->    - Reduces exposure to market value

- Buyback stock to target 5.25%                       - Frees up $100+ million of equity
  Tangible Common Ratio at close
                                                      - Improves net interest margin

                                                      - Reduces leverage at an opportune time

                                                      - Re-aligns securities portfolio


(NEW YORK COMMUNITY BANCORP, INC. LOGO)              (ROSLYN BANCORP, INC. LOGO)

TRANSACTION SYNERGIES



SOURCES OF COST SAVINGS                        AMOUNT (PRE-TAX)
-----------------------                        ----------------

Compensation and benefits                      $12.1 MM
Back office, administrative, and other         7.3
Systems and facilities                         2.6
                                               --------
                                                        10% OF COMBINED OVERHEAD
OPERATING EXPENSE SAVINGS                      $22.0 MM  -->
                                                            28% OF RSLN OVERHEAD
ESOP / MRP                                     8.8
                                               --------
TOTAL COST SAVINGS                             $30.8 MM
                                               ========




FEE-GENERATING OPPORTUNITIES
----------------------------

-  Insurance
-  Annuities
-  Discount Brokerage    -->     NO REVENUE ENHANCEMENTS ASSUMED
-  Mutual Funds

(NEW YORK COMMUNITY BANCORP, INC. LOGO)              (ROSLYN BANCORP, INC. LOGO)

A FINANCIALLY ATTRACTIVE TRANSACTION



($ in millions, except per share amounts)
-----------------------------------------
                                           FOR THE YEAR ENDING DECEMBER 31, 2004
                                           -------------------------------------
                                            BASE CASE                     EPS
EARNINGS PROJECTIONS                       PROJECTIONS    PER SHARE    ACCRETION
--------------------                       -----------    ---------    ---------

NYB earnings (a)                                $309.8        $2.30
RSLN earnings (a)                                136.0
Expected cost savings                             20.0
Net accretion of fair value adjustments           63.3
Core deposit intangible amortization (b)          (5.2)
                                                ------
Pro forma net income                            $523.9        $2.72        18.0%
Pro forma cash earnings (c)                      533.1         2.76        18.6
Impact of downsizing                             (46.2)
                                                ------
ADJUSTED PRO FORMA NET INCOME                   $477.7        $2.53        10.0%
ADJUSTED PRO FORMA CASH EARNINGS (C)             486.9         2.58        10.8


N.B. Assumes 35.0% tax rate. Impact shown after tax. Numbers rounded to nearest decimal.

(a) Based on IBES median estimates of $2.30 for NYB and $2.05 for RSLN for 2004 and shares outstanding as per management estimates.

(b) Assumes core deposit intangibles of 3.0% of core deposits amortized on a straight-line basis over 10 years.

(c) Cash earnings is defined as net income adjusted for intangible amortization. Assumes NYB stand-alone cash earnings of $2.33 per share for 2004.

(NEW YORK COMMUNITY BANCORP, INC. LOGO)              (ROSLYN BANCORP, INC. LOGO)

LOW INTEGRATION RISK

- Joins two proven integrators with a record of exceeding expectations in multiple transactions

-     Identical operating / systems platforms

-     Common operating philosophy:

      -     Both highly efficient

      -     Both produce revenues through strategic alliances

      -     Both place an emphasis on community banking

-     Due diligence completed

- Pro forma earnings reflect conservative cost savings, no revenue enhancement assumptions

-     Integration to be completed by first quarter 2004

(NEW YORK COMMUNITY BANCORP, INC. LOGO)              (ROSLYN BANCORP, INC. LOGO)

A RECORD OF SUCCESSFUL TRANSACTIONS



                                         HAVEN                RICHMOND                  NYB
($ in millions)                         BANCORP                COUNTY               2002 RESULTS
---------------                         -------                ------               ------------

Announcement Date:                      June 2000             March 2001                 --

Closing Date:                           November 2000         July 2001                  --

Announced Transaction Value:            $196                  $802                       --

Assets / Deposits:                      $2,966 / $2,151 (a)   $3,213 / $2,093 (a)   $11,313 / $5,256

Announced Cost Savings:                 ~25% of Haven         11% of combined       Greatly exceeded

Announced Revenue                       None                  None                  464% core revenue growth
Enhancements:                                                                       recorded from 2000 - 2002

Efficiency Ratio:                       73.9% (1Q'00) (a)     45.7% (4Q'00) (a)     25.3%

Projected 2002 Diluted EPS (b):         $0.88                 $1.14 - $1.19         $1.67

Projected Accretion:                    21.7%                 11.8% - 16.5%         129.4% (c)

Projected 2002 Diluted

Cash EPS (b)(d):                        $1.06                 $1.19                 $1.89

Projected Accretion:                    10.8%                 16.5%                 95.3% (c)


(a) Data from the last company report filed prior to transaction announcement.

(b) Adjusted to reflect NYB's 4-for-3 stock split on May 21, 2003.

(c) 2002 NYB results compared to stand-alone Street estimates as of March 2000.

(d) The Company calculated its diluted cash earnings per share for 2002 by adding back non-cash items of $30.5 million to net income of $229.2 million.

(NEW YORK COMMUNITY BANCORP, INC. LOGO)              (ROSLYN BANCORP, INC. LOGO)

A SIGNIFICANT OPPORTUNITY FOR SHARE VALUE CREATION



                                                     % Appreciation
                                                     --------------
                                            Share Price          Dividend
                                            -----------          --------

NYB - November 23, 1993                           2,085%            5,700%

Haven - June 27, 2000 (a)                           366               152

Richmond County - March 27, 2001 (a)                107               110


(a) Reflects appreciation from the date the respective merger transactions were announced through June 26, 2003.

(NEW YORK COMMUNITY BANCORP, INC. LOGO)              (ROSLYN BANCORP, INC. LOGO)

SUMMARY

- Creates the NY Metro region's largest community bank based on market capitalization

-     Is immediately accretive to both GAAP and cash earnings

-     Combines a premier asset generator with a premier deposit accumulator

- Strengthens the company's capacity for capital generation and capital management initiatives

-     Increases deposit share in Brooklyn, Queens, Nassau, and Suffolk markets

- $3.5 billion downsizing of the securities portfolio reduces leverage at an opportune time

- Joins two companies with significant integration expertise, common operating philosophies, and identical systems platforms

-     Creates a significant opportunity for shareholder value creation

                                    APPENDIX

                       SUPPLEMENTAL FINANCIAL INFORMATION

(NEW YORK COMMUNITY BANCORP, INC. LOGO)              (ROSLYN BANCORP, INC. LOGO)


DEPOSIT SHARE BY COUNTY



($ in millions)
---------------
                                                    NYB                                              RSLN
                                   ----------------------------------------       -----------------------------------------
                 TOTAL
                DEPOSITS                      NO. OF                   MKT                   NO. OF                    MKT
COUNTY          IN COUNTY          RANK      BRANCHES  DEPOSITS       SHARE       RANK      BRANCHES   DEPOSITS       SHARE
------          ---------          ----      --------  --------       -----       ----      --------   --------       -----

NEW YORK
Nassau          $ 38,574           17           14     $    380        1.0%        6           17      $  3,155       8.2%
Queens            32,174            6           25        2,168        6.7        10            6           848       2.6
Richmond           7,305            2           22        1,604       22.0        --           --            --        --
Suffolk           24,735           14           16          354        1.4        12            5           743       3.0
Kings             27,558           20            6          145        0.5        13            3           452       1.6
Westchester       22,195           27            4           25        0.1        --           --            --        --
Bronx              9,240           22            1            2        0.0        20            1            14       0.2
New York         249,761           81            1            6        0.0        --           --            --        --

NEW JERSEY

Hudson          $ 21,369           13            4     $    300        1.4%       --           --            --        --
Camden             6,746            9            2          180        2.7        --           --            --        --
Atlantic           3,077            7            5          168        5.5        --           --            --        --
Essex             12,697           25            2           81        0.6        --           --            --        --
Union             13,167           24            3           73        0.6        --           --            --        --
Gloucester         2,933           14            1           43        1.5        --           --            --        --
Monmouth          11,266           30            1            6        0.1        --           --            --        --
Passaic            7,955           23            1            4        0.1        --           --            --        --




($ in millions)
---------------
                             PRO FORMA
                               NO. OF                   MKT
COUNTY              RANK      BRANCHES    DEPOSITS     SHARE
------              ----      --------    --------     -----

NEW YORK
Nassau                5           36     $  3,536        9.2%
Queens                4           34        3,016        9.4
Richmond              2           22        1,604       22.0
Suffolk              10           23        1,096        4.4
Kings                11           10          596        2.2
Westchester          27            4           25        0.1
Bronx                20            2           16        0.2
New York             81            1            6        0.0

NEW JERSEY

Hudson               13            4     $    300        1.4%
Camden                9            2          180        2.7
Atlantic              7            5          168        5.5
Essex                25            2           81        0.6
Union                24            3           73        0.6
Gloucester           14            1           43        1.5
Monmouth             30            1            6        0.1
Passaic              23            1            4        0.1


Source: SNL DataSource. Deposit information as of June 30, 2002.

(NEW YORK COMMUNITY BANCORP, INC. LOGO)              (ROSLYN BANCORP, INC. LOGO)


LOAN AND DEPOSIT COMPOSITION



($ in millions)

LOAN COMPOSITION                     NYB                RSLN (A)             PRO FORMA
                             -----------------    -----------------    ------------------
                             AMOUNT        %       AMOUNT       %       AMOUNT         %
                             --------    -----    --------    -----    --------     -----

Multi-family Mortgage        $4,772.0     83.3%     $732.7     22.4%   $5,503.3      61.2%
Residential Mortgage            232.6      4.1     1,071.7     32.8     1,298.9      14.4
Commercial Mortgage             534.9      9.3       717.8     22.0     1,251.4      13.9
Construction                    119.3      2.1       458.7     14.0       577.1       6.4
Consumer and Other               72.8      1.3       286.7      8.8       368.5       4.1
                             --------    -----    --------    -----    --------     -----
   TOTAL LOANS               $5,731.5    100.0%   $3,267.6    100.0%   $8,999.1     100.0%
                             ========    =====    ========    =====    ========     =====
Yield                            7.56%                6.37%                7.13%




DEPOSIT COMPOSITION
                                     NYB                 RSLN               PRO FORMA
                             -----------------    -----------------    ------------------
                             AMOUNT        %       AMOUNT       %        AMOUNT       %
                             --------    -----    --------    -----    ---------    -----

Demand                        $ 496.2      9.6%     $232.7      3.8%      $728.9     6.5
Savings, NOW, MMDA            2,874.1     55.5     2,525.1     41.3      5,399.2     47.8
CDs                           1,812.2     35.0     3,360.4     54.9      5,172.6     45.8
                             --------    -----    --------    -----    ---------    -----
   TOTAL DEPOSITS            $5,182.5    100.0%   $6,118.2    100.0%   $11,300.7    100.0%
                             ========    =====    ========    =====    =========    =====
Cost                             1.44%                2.23%                 1.87%


Source: Company financials

N.B. Data at or for the three months ended March 31, 2003.

(a) Based on management data.


22

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

(NEW YORK COMMUNITY BANCORP, INC. LOGO)              (ROSLYN BANCORP, INC. LOGO)


SUPERIOR CREDIT QUALITY




                                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                               -----------------------------------------
                               1998     1999     2000     2001     2002     03/31/03
                               -----    -----    -----    -----    -----    --------

RESERVES / NPAS
   NYB                         142.6%   221.5%   198.4%   228.2%   245.2%   270.5%
   RSLN                        172.9    211.8    402.3     88.4    102.0    154.0
   Peer Group (a)              112.1    162.0    178.9    179.2    184.5    139.1
NPAS / LOANS + OREO
   NYB                          0.44%    0.20%    0.25%    0.33%    0.30%    0.26%
   RSLN                         0.64     0.49     0.25     1.24     1.35     0.87
   Peer Group (a)               1.20     0.58     0.36     0.57     0.57     0.60
NCOS / AVERAGE LOANS
   NYB                          0.00%    0.00%    0.00%    0.00%    0.00%    0.00%(b)
   RSLN                         0.01     0.00     0.02     0.02     0.01     0.00 (b)
   Peer Group (a)               0.15     0.05     0.06     0.08     0.12     0.17 (b)



Source: NYB and RSLN financial statements and SNL DataSource.

(a) Peer index includes AF, GPT, HU, ICBC, NFB, SIB.

(b) Twelve months ended March 31, 2003.



23